UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Exact name of registrant as specified in its charter)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    ☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Press Release

On February 1, 2022, DoubleDown Interactive Co., Ltd. (the “Company”) issued a press release (the “Press Release”) to announce that the Company will release its financial results for the fourth quarter and fiscal year ended December 31, 2021 on Tuesday, February 8, 2022 and it will hold its earnings conference call on Tuesday, February 8, 2022 at 5:00 p.m. Eastern Time.

The Press Release is being furnished in this report on Form 6-K as Exhibits 99.1 pursuant to General Instruction B to the Form 6-K, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of the Company, dated February 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DoubleDown Interactive Co., Ltd.
Date: February 4, 2022

	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer